Filed by Verilink Corporation (Commission File No. 000-28562)
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Larscom Incorporated
(Commission File No. 001-12491)

[The following are questions and answers disseminated by Verilink Corporation and Larscom Incorporated beginning on May 4, 2004.]

Verilink and Larscom Merger
Frequently Asked Questions

Financial Related Questions

     Q. Why is Verilink merging with Larscom? Why now?

     A. There are many compelling reasons for merging Larscom with Verilink:

     There is a growing market opportunity, driven by the following trends:

•	increasing bandwidth requirements due to new applications and growth in data and video needs;

•	voice over IP will replace TDM voice technology due to its lower cost, greater flexibility, and potential for new services and applications;

•	increasing enterprise demand for Ethernet in the metro access network; and

•	service providers desiring to roll out new services with minimal new investment while leveraging their existing networks.

     The combined company will be able to offer customers a broader product portfolio, allowing them to decrease the number of vendor relationships they must manage. Customers will find that the integration of our products into their networks is made simpler when combined with Verilink’s Program Management, Engineering, Installation, and Testing Service capabilities. We further believe these services can further help customers lower the costs of rolling out new services.

     This acquisition bolsters our leading position in the total Integrated Access Device (IAD) market, providing customers the benefits of such scale, including accelerated product investment. With this acquisition, Verilink will substantially increase its position in the TDM portion of the IAD market. We believe that as the migration from legacy to next generation networks occurs over the next 5 to 10 years, it is important for us to both build a strong base of today’s customers and partners for today’s delivery of services, while developing for and with them best-of-breed migration solutions for access to the next generation networks.

     The complementary customer base of the two companies presents cross-selling opportunities.

     The greater resources of the combined company will allow us to better serve our customers.

     Operational synergies resulting from the merger should allow for a higher level of investment in product development.

     The larger asset base of the combined company increases financial stability and investment opportunities.

     The broader product line should result in product development and manufacturing synergies as the company realizes opportunities to leverage development work, common design platforms, and common components and supply chain resources.

Q. When will the merger be complete?

Verilink and Larscom Merger FAQ

A. We expect the merger to close during the third calendar quarter of 2004, which is Verilink’s first quarter of FY 2005.

Q. What is the structure of the deal?

A. The deal is structured as a stock-for-stock tax-free exchange. Larscom will merge with Verilink for approximately 6 million shares of Verilink stock with each Larscom share being converted to 1.166 Verilink shares, subject to certain adjustments.

Q. What happens to Verilink and Larscom, if after announcing our intention to merge, the deal falls through?

A. We fully expect the deal to receive approval to meet all of the closing conditions, but if for some reason we do not, then both companies are prepared to continue with their current strategies and operating plans.

Q. What are the major legal milestones of the whole process?

A. The merger is subject to approval by Verilink and Larscom shareholders and customary closing conditions, including obtaining the necessary regulatory approvals, as well as the effectiveness of the registration statement relating to the shares of Verilink common stock to be issued in the merger.

Q. What are the combined revenues of the combined company?

A. For the quarter ending March 31, 2004, the combined company would have had pro forma revenues of $18.6 million. Annualizing that number results in revenues in the $75M range.

Q. What do you think the revenues of the combined company will be for calendar year 2004?

A. At this point, we are not prepared to provide more specific guidance.

Q. How many shares of Verilink stock will be issued, and what will be the total number of shares outstanding upon completion of the merger?

A. Approximately 6 million new shares of Verilink common stock will be issued and the total outstanding common stock shares, subject to certain adjustments, after completion of the merger will be approximately 21.4 million shares based on outstanding shares of Larscom and Verilink on April 28, 2004.

Q. Are there any conditions that would allow you to refigure the exchange ratio?

A. The Exchange Ratio may be reduced if Larscom’s net adjusted working capital at closing is less than targeted levels set forth in the agreement. The targeted net adjusted working capital amount is $5.5 million if the closing is on or before July 9th, $5 million if the closing is after July 9th and on or before August 15th, and $4.5 million thereafter. The adjustment mechanism is set forth in further detail in the merger agreement. Otherwise, the Exchange ratio is fixed and there is no collar, meaning that the ratio will not be adjusted based on fluctuations in the stock price of either company.

Q. How was the exchange ratio determined?

A. The parties negotiated the exchange ratio based on a number of factors. The Boards of Directors of Verilink and Larscom each unanimously approved the terms of the merger and believe that the exchange ratio is fair from a financial point of view.

Q. Where will the combined company be headquartered?

A. Verilink’s headquarters will remain in Madison, AL.

Q. What will be the impact on Verilink’s board?

Verilink and Larscom Merger FAQ

A. Under the merger agreement, Verilink agreed to increase the size of its board by one member. At the closing of the transaction, Desmond P. Wilson, III will be appointed to the Verilink board.

Q. Because Larscom was not profitable, does this mean the combined company will not be profitable?

A. No. At closing we expect to eliminate redundant positions and achieve operational synergies. We plan to transition most manufacturing and Corporate administrative functions from Newark, CA to Madison, AL. Once the integration is complete, we expect that the Company will have profitable operating income, excluding merger related expenses and consolidation expenses.

Q. How does this affect company locations and offices?

A. We will consolidate along functional lines and expect to keep the facility in Newark, CA. As we move through the integration process, we will continue to look for where we can achieve other efficiencies of operation and investment.

Q. How will the merger improve your financial condition?

A. By combining our organizations, we will have a stronger balance sheet, with approximately $9.7 million in pro forma cash, cash equivalents and short-term investments based on the balances of the separate companies at end of the first calendar quarter of 2004.

Q. Will there be any additional mergers or acquisitions?

A. In the near term, our focus is on integrating Larscom, as well as executing our integration plans resulting from our previous acquisition of XEL Communications. However, Verilink will continue to evaluate opportunities for consolidation that fit our current strategy and would benefit our stockholders and customers. External investments are a key component of our growth strategy and offer us the ability to create product and cost synergies as well as build our overall financial scale to allow us to increase investment in product development efforts.

Product related questions:

Q. What changes will we see in the product portfolios of Verilink and Larscom as a result of the acquisition?

A. Initially, Verilink will continue to actively market all of its existing products lines including: NetEngine, Miniplex, WANsuite, AS2000, PRISM, the XSP-100 Shark IAD, the Arca-DACS, the XPP family, our channel banks and other legacy products. We will continue to actively market the Larscom product families including: Access-T, the Orion families, TerraBoss, TerraUno, TerraMux, the Larscom 6000, Mega-T/Mega-E, eLink IADs and routers, and the Integrator-300. We will carefully consider potential product rationalization activities and will provide proper notice should any plans be developed and implemented.

Q. What product and technology synergies do you hope to achieve by this merger?

A. Verilink is a leader in voice over packet and voice over broadband solutions including VoIP, VoDSL and VoATM IAD’s. Larscom is a leader in high-speed data solutions, inverse multiplexing, and TDM IAD’s. Both companies have product families that address Multilink Frame Relay market opportunities. The combined products lines are complementary and should allow our customers more choices from a single vendor. As all of our products address applications in the access network, we believe there is opportunity to combine functionality that will result in more cost-effective products and better enable our customers to offer value-added services like integrated voice and data, VoIP, Ethernet over Multilink, and Ethernet over SONET (EoS).

Q. Will there continue to be a “Larscom” brand?

A. Yes, the “Larscom” name will remain. Larscom will become “a Verilink Company.” The Larscom logo will continue to appear on products.

Q. Are you anticipating cutting or merging any product lines?

Verilink and Larscom Merger FAQ

A. We currently plan to continue to sell and support the existing products from both companies. However, as part of the integration process, we will examine our R&D efforts and focus, to both optimize the synergies between the two companies and to ensure that we have the right solution set for our customers going forward.

Q. Do you have a combined product roadmap?

A. A comprehensive product roadmap and vision will be announced after the close of the transaction.

Sales/Channel related questions

Q. Is there any channel conflict between the two companies?

A. We believe the channels to be complementary rather than in conflict. Neither of either companies’ top five customers last quarter were the same.

Q. How do you think your customers will react to the news?

A. We believe our customers will look favorably on this news, because they will have a stronger, single vendor who can work with them on a much wider solution set for their Broadband Access needs, regardless of the size of the enterprise or carrier. In addition, it means they have the assurance of continuing support over the long term and introductions of attractive new products from a vendor they know and trust.

Customer related questions

Q. If a customer has a problem with a Larscom product, whom does he/she call?

A. Larscom customers should continue to call the Larscom customer support line at 510.490.4906 for issues related to Larscom products. Any changes in support procedure will be communicated to all customers in advance of its effect.

Q. If a customer has an extended warranty with Larscom, will it continue to be honored?

A. All warranties and any special service agreements will be honored. On new sales, the Verilink warranty will apply, unless otherwise governed by an existing customer contract. The standard Verilink hardware warranty period is 5 years. In some instances this will increase the warranty period beyond the existing Larscom warranty.

Q. Whom does a Verilink Customer call for support?

A. Verilink customers should continue to call the Verilink customer support line at 800.285.2755 (in the U.S.) and 1.256.327.2255 (outside the U.S.) for issues related to Verilink products.

Q. Can Verilink distributors and resellers now offer Larscom products?

A. We are currently reviewing the details of each distributor agreement. Any changes in product offerings will be communicated after the review.

Q. If a Larscom customer has been buying products from his/her local Larscom account manager, whom does he/she contact if he/she’s interested in Verilink products?

A. A Larscom customer can call his/her Larscom account manager for information on both Verilink and Larscom products.

Q. If a Verilink customer has been buying products from his/her local Verilink account manager, whom does he/she contact if he/she’s interested in Larscom products?

A. A Verilink customer can call his/her Verilink account manager for information on both Verilink and Larscom products.

Verilink and Larscom Merger FAQ

Q. If a customer is currently reviewing a quote from his/her Verilink or Larscom account manager, is the pricing still the same?

A. Yes. Open quotes are valid according to their terms and conditions.

Q. Whom does a customer call for an RMA?

A. An existing Verilink customer may call Verilink Customer Service at 800.926.0085 x.3002, and an existing Larscom customer may call Larscom Customer Service at 510.490.4906.

About Larscom Incorporated

Larscom (Nasdaq: LARS) enables high-speed access by providing cost-effective, highly reliable (carrier-class), and easy-to-use network access equipment. In June 2003, Larscom merged with VINA Technologies to create a worldwide leader in enterprise WAN access for the delivery of high-speed data, and integrated voice and data services with the deployment of more than 350,000 systems worldwide. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, small and medium enterprises, and government agencies worldwide. Larscom’s headquarters are in Newark, California. Additional information can be found at www.larscom.com.

About Verilink Corporation

Verilink provides customer premises voice and data access solutions to service providers, strategic partners and enterprise customers on a worldwide basis. Verilink is a market leader in voice over packet and voice over TDM IAD solutions including VoIP, VoDSL and VoATM. Data only offerings include access routers, probes, CSU/DSUs, DACS and network monitoring solutions. Verilink turnkey service solutions empower carriers with the flexibility to provide integrated services regardless of network technology. The Company’s headquarters are located at 127 Jetplex Circle, Madison, AL 35758. Verilink stock trades on the Nasdaq National Market under the symbol VRLK. To learn more about Verilink, visit the website at http://www.verilink.com.

Additional Information about the Merger and Where to Find It

Verilink plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the merger, and Verilink and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Verilink and Larscom concerning the proposed merger transaction. INVESTORS AND SECURITY HOLDERS OF VERILINK AND LARSCOM ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERILINK, LARSCOM, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verilink by directing a written request to: Corporate Secretary, Verilink Corporation, 127 Jetplex Circle, Madison, AL 35758. Investors and security holders may obtain free copies of the documents filed with the SEC by Larscom by directing a written request to: Corporate Secretary, Larscom Incorporated, 39745 Eureka Drive, Newark, CA 94560. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

In addition to the Registration Statement and Joint Proxy Statement/Prospectus, Verilink and Larscom file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Verilink and Larscom at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Verilink’s and Larscom’s filing with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s web site at www.sec.gov.

Verilink and Larscom Merger FAQ

Interests of Certain Persons in the Merger

Verilink and Larscom will be soliciting proxies from the stockholders of Verilink and Larscom in connection with the merger and issuance of shares of Verilink common stock in the merger. In addition, the respective directors and executive officers of Verilink and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of Verilink is set forth in the proxy statement for the annual meeting of stockholders filed on October 10, 2003. Information about the directors and executive officers of Larscom is set forth in the Larscom Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. The directors and executive officers of Verilink and Larscom have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of Verilink and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Verilink Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth herein, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of Verilink, including its Form 10-K for the fiscal year ended June 27, 2003 and Form 10-Q for the quarter ended January 2, 2004, filed with the SEC on September 24, 2003 and April 22, 2004, respectively, and in the SEC reports of Larscom, including its Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 31, 2004. These forward-looking statements speak only as of the date hereof. Verilink and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

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Verilink, the Verilink logo, and NetEngine are registered trademarks of
Verilink Corporation. Larscom is a registered trademark of Larscom
Incorporated. All other trademarks or registered trademarks are the property of the respective owners.